UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D
                              (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(a)

                         RASCALS INTERNATIONAL, INC.
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                             (Name of Issuer)

                       COMMON STOCK, $.001 PAR VALUE
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                       (Title of Class of Securities)

                                  75405N
                          -----------------------
                              (CUSIP Number)

                             Michael Margolies
                    Transportation Logistics Int'l, Inc.
                             136 Freeway Drive
                           East Orange, NJ 07018
                              (973) 266-7020
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             December 31, 2001
                            -------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and Five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  75405N                                         Page 2 of 4 Pages
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1.  Name of Reporting Person

    The Margolies Family Trust

    I.R.S. Identification Number of Above Person

    13-7136122
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2.  Check The Appropriate Box if a Member of a Group

    (a)   [ ]
    (b)   [ ]

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3.  SEC Use Only

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4.  Source of Funds

    PF

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5.  Check Box if Disclosure of Legal Proceeding SIS Required Pursuant to
    Item 2(D) Or 2(E)  [ ]

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6.  Citizenship or Place of Organization

    State of New York

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                                   7. Sole Voting Power
Number of Shares
Beneficially                          3,000,000
Owned By Each
Reporting Person                      ---------------------------------------
With                               8. Shared Voting Power

                                      None

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                                   9. Sole Dispositive Power

                                      3,000,000

                                      ---------------------------------------
                                  10. Shared Dispositive Power

                                      None
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11. Aggregate Amount Beneficially Owned By Each Reporting Person

    3,000,000

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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

    [X]
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13. Percent of Class Represented By Amount In Row (11)

    15.3%
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14. Type of Reporting Person

    OO
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CUSIP No.  75405N                                         Page 3 of 4 Pages


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ITEM 1.  SECURITY AND ISSUER.

     Common Stock, $.001 par value

     Rascals International, Inc.
     412 Pleasant Valley Way
     West Orange, NJ 07052

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: The Margolies Family Trust
     (b) Place of Organization:  State of New York
     (c) Principal Business:  Holding company
     (d) Criminal convictions during past five years: None
     (e) Civil Injunctions during past five years: None

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     2,000,000 shares were purchased for $24,000 cash and notes for $72,000. The cash paid and to be paid was and will be from personal funds of the Trust. The other 1,000,000 shares were issued pursuant to the terms of the employment agreement between the issuer and Michael Margolies.

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares were acquired for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 7 through 10 on the cover page of this filing are incorporated by reference. The shares identified as beneficially owned by the Margolies Family Trust do not include 500,000 shares owned by Michael Margolies, the spouse of a trustee of the Trust. The Trust disclaims beneficial ownership of Mr. Margolies' shares.

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CUSIP No.  75405N                                         Page 4 of 4 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2002

     /s/ Elaine Margolies
     ----------------------------------
     Name: Elaine Margolies, Trustee of
           The Margolies Family Trust